                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                 SCHEDULE 13G-A



                   Under the Securities Exchange Act of 1934



                               (Amendment No. 7)*


                                  Medex, Inc.
                                  -----------
                                (Name of Issuer)


                                     Common
                                     ------
                        (Title of Class of Securities)


                                   584105100
                                   ---------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement /     /.  (A
fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 584105100       13G     Page 2 of 5 pages


1)   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Charles Craig Waldbillig


2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   (a) /___/
                   (b) / X /


3)   SEC USE ONLY


4)   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States


5)   SOLE VOTING POWER
     28,476


6)   SHARED VOTING POWER
     9,116


7)   SOLE DISPOSITIVE POWER
     28,476


8)   SHARED DISPOSITIVE POWER
     353,555

9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     382,031


10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* amount in 9 above does not include 50,317 held by wife's trust


11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     6.2%


12)  TYPE OF REPORTING PERSON*
     IN
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CUSIP No. 584105100       13G     Page 3 of 5 pages


Item 1.  (a)  Name of Issuer:
              ---------------

              Medex, Inc.

Item 1   (b)  Address of Issuer's Principal Executive Offices:
              ------------------------------------------------

              3637 Lacon Road, Hilliard, Ohio 43026

Item 2.  (a)  Name of Person Filing:
              ----------------------

              Charles Craig Waldbillig

Item 2   (b)  Address of Principal Business Office:
              -------------------------------------

              3637 Lacon Road, Hilliard, Ohio 43026

Item 2   (c)  Citizenship:
              ------------

              U.S.

Item 2   (d)  Title of Class of Securities
              ----------------------------

              Common Stock

Item 2   (e)  CUSIP Number:
              -------------

              584105100

Item 3.       If this statement is filed pursuant to Rule 13d-I(b), or 13d-2(b),
              -----------------------------------------------------------------
              check whether the person filing is a:
              -------------------------------------

              N/A

Item 4.       Ownership:
              ----------

        (a)   Amount Beneficially Owned:

              382,031 (includes 20,000 shares to which there is a right to acquire)

        (b)   Percent of Class:

              6.2%
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CUSIP No. 584105100       13G     Page 4 of 5 pages


      (c)   Number of Shares as to which such person has:
            ---------------------------------------------

            (i)    Sole Power to vote or to direct the vote:  28,476

            (ii)   Shared Power to vote or to direct the vote: 9,116

            (iii)  Sole Power to dispose or to direct the
                   disposition of:  28,476

            (iv)   Shared Power to dispose or to direct the
                   disposition of:  382,031


Item 5.     Ownership of Five Percent or Less of a Class:
            ---------------------------------------------

            N/A

Item 6.     Ownership of More than Five Percent on Behalf of Another:
            ---------------------------------------------------------

            N/A

Item 7.     Identification and Classification of the Subsidiary Which Acquired
            ------------------------------------------------------------------
            the Security Being Reported on by the Parent Holding Company:
            -------------------------------------------------------------

            N/A

Item 8.     Identification and Classification of Members of the Group:
            ----------------------------------------------------------

            N/A

Item 9.     Notice of Disclosure of Group:
            ------------------------------

            N/A
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CUSIP No. 584105100       13G     Page 5 of 5 pages


Item 10.    Certification:
            -------------

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature:
----------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 8, 1995



By: /S/ Charles Craig Waldbillig
    -----------------------------
    Charles Craig Waldbillig